Exhibit 99.1

THIRD AMENDMENT TO RELATIONSHIP AGREEMENT

THIS AMENDING AGREEMENT is made as of the 3rd day of February, 2021 (this “Third Amendment Agreement”)

AMONG:

BROOKFIELD ASSET MANAGEMENT INC., a corporation existing under the laws of the Province of Ontario

(“BAM”)

-and-

BRP ENERGY GROUP L.P., a limited partnership existing under the laws of the Province of Manitoba

(the “Canadian Service Provider”)

-and-

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., a limited partnership existing under the laws of the Province of Manitoba

(the “Canadian Service Provider II”)

-and-

BROOKFIELD CANADA RENEWABLE MANAGER LP, a limited partnership existing under the laws of the Province of Ontario

(the “Canadian Service Provider III”)

-and-

BROOKFIELD RENEWABLE ENERGY GROUP (BERMUDA) LIMITED, an exempted company existing under the laws of Bermuda

(the “International Service Provider”)

-and-

BROOKFIELD GLOBAL RENEWABLE ENERGY ADVISOR LIMITED, a company existing under the laws of England

(the “UK Service Provider”)

-and-

BROOKFIELD PRIVATE CAPITAL (DIFC) LIMITED, a private company existing under the laws of Dubai International Financial Centre

(the “Dubai Service Provider”)

-and-

BROOKFIELD RENEWABLE PARTNERS L.P. (formerly Brookfield Renewable Energy Partners L.P.), an exempted partnership existing under the laws of Bermuda

(“BEP”)

-and-

BROOKFIELD RENEWABLE ENERGY L.P., an exempted partnership existing under the laws of Bermuda

(“BRELP”)

-and-

BROOKFIELD BRP HOLDINGS (CANADA) INC., a corporation existing under the laws of the Province of Ontario

(“CanHoldco”)

-and-

BRP BERMUDA HOLDINGS I LIMITED, an exempted company existing under the laws of Bermuda

(“Bermuda Holdco”)

-and-

BROOKFIELD BRP EUROPE HOLDINGS (BERMUDA) LIMITED, an exempted company existing under the laws of Bermuda

(“Europe Holdco”)

-and-

BROOKFIELD RENEWABLE INVESTMENTS LIMITED, an exempted company existing under the laws of Bermuda

(“Investco”)

WHEREAS BAM, the Canadian Service Provider, the International Service Provider, BEP, BRELP, CanHoldco and Bermuda Holdco (together, the “Original Parties”) entered into a relationship agreement dated November 28, 2011 (the “Original Relationship Agreement”);

AND WHEREAS the Original Parties, and the Canadian Service Provider II, the UK Service Provider, Europe Holdco and Investco (collectively, the “Additional Parties”) entered into an amending agreement to the Relationship Agreement dated February 26, 2015 (the “First Amendment”);

AND WHEREAS the Original Parties, the Additional Parties and the Dubai Service Provider (collectively, the “Parties”) entered into a second amendment to the Relationship Agreement dated July 30, 2020 (the “Second Amendment”, and together with the Original Relationship Agreement and the First Amendment, the “Relationship Agreement”);

AND WHEREAS the Parties wish to amend the Relationship Agreement to reflect the addition of the Canadian Service Provider III as a party thereto effective as of the date hereof;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties hereto hereby agree as follows:

1.1	Addition of the Canadian Service Provider III. The Parties hereby agree to amend the terms of the Relationship Agreement by:

1.1.1	deleting the definition of “Energy General Partner” in Section 1.1.20 in its entirety and replacing it with the following:

““Energy General Partner” means BRP Bermuda GP Limited (successor to 2288508 Ontario Inc.), which is the general partner of the Energy GP LP”

1.1.2	deleting the definition of “Managers” in Section 1.1.25 in its entirety and replacing it with the following:

““Managers” means the Canadian Service Provider, the Canadian Service Provider II, the Canadian Service Provider III, the International Service Provider, the UK Service Provider and the Dubai Service Provider”

1.1.3	deleting the definition of “Managing General Partner” in Section 1.1.26 in its entirety and replacing it with the following:

““Managing General Partner” means Brookfield Renewable Partners Limited (successor to 2288509 Ontario Inc.), which is the general partner of BEP”

1.1.4	deleting Section 13.5.14 of the Relationship Agreement in its entirety; and

1.1.5

deleting the notice information in Section 6.4.1, Section 6.4.2, Section 6.4.3, Section 6.4.4, Section 6.4.5, Section 6.4.6, Section 6.4.7, and Section 6.4.8 in its entirety and replacing it with the following:

“6.4.1	if to BEP:

Brookfield Renewable Partners Limited
73 Front Street
Hamilton HM 12
Bermuda

Attention: Secretary

6.4.2	if to BRELP:

BRP Bermuda GP Limited
73 Front Street
Hamilton HM 12
Bermuda

Attention: Secretary

6.4.3	if to CanHoldco:

Brookfield BRP Holdings (Canada) Inc.
Suite 300, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

Attention: Senior Vice President and Secretary

6.4.4	if to Bermuda Holdco:

BRP Bermuda Holdings I Limited
73 Front Street
Hamilton HM 12
Bermuda

Attention: Secretary

6.4.5	if to Europe Holdco:

Brookfield BRP Europe Holdings (Bermuda) Limited
73 Front Street
Hamilton HM 12
Bermuda

Attention: Secretary

6.4.6	if to Investco:

Brookfield Renewable Investments Limited
73 Front Street
Hamilton HM 12
Bermuda

Attention: Secretary

6.4.7	if to BAM:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

Attention: Chief Legal Officer

6.4.8	if to the Canadian Service Provider:

BRP Energy Group L.P.
Suite 300, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

Attention: Chief Executive Officer

6.4.9	if to the Canadian Service Provider II:

Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.
Suite 300, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

Attention: Chief Executive Officer

6.4.10	if to the Canadian Service Provider III:

Brookfield Canada Renewable Manager LP
Suite 300, Brookfield Place
181 Bay Street, Box 762
Toronto, Ontario
M5J 2T3

Attention: Chief Executive Officer

6.4.11	if to the International Service Provider:

Brookfield Renewable Energy Group (Bermuda) Limited
73 Front Street
Hamilton HM 12
Bermuda

Attention: Secretary

6.4.12	if to the UK Service Provider:

Brookfield Global Renewable Energy Advisor Limited
1 Canada Square
Canary Wharf
London E14 5AA
United Kingdom

Attention: Secretary

6.4.13	if to the Dubai Service Provider:

Brookfield Private Capital (DIFC) Limited
Unit 45, Level 15
Gate Building
DIFC
PO Box 507234
Dubai
United Arab Emirates”

1.2	Effectiveness. This Third Amendment Agreement shall be effective as of the date first written above.

1.3	Ratification. Except as amended hereby, the Relationship Agreement and all of its terms, conditions and obligations are ratified and confirmed.

1.4

Enurement. This Third Amendment Agreement and all of the provisions of this Third Amendment Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

1.5	Headings. The inclusion of headings in this Third Amendment Agreement are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.6	Governing Law. This Third Amendment Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.7

Counterparts. This Third Amendment Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Third Amendment Agreement to be executed as of the date first above written.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice-President

BRP ENERGY GROUP L.P., by its general partner, BROOKFIELD RENEWABLE ENERGY GROUP G.P. INC.

By:	/s/ William Fyfe
Name: William Fyfe
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice-President

BROOKFIELD CANADA RENEWABLE MANAGER LP, by its general partner, 1812380 ONTARIO LIMITED

By:	/s/ William Fyfe
Name: William Fyfe
Title: Senior Vice President

BROOKFIELD RENEWABLE ENERGY GROUP (BERMUDA) LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Director

BROOKFIELD GLOBAL RENEWABLE ENERGY ADVISOR LIMITED

By:	/s/ Philippa Elder
Name: Philippa Elder
Title: Director

BROOKFIELD PRIVATE CAPITAL (DIFC) LIMITED

By:	/s/ Anuj Ranjan
Name: Anuj Ranjan
Title: Director

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice President

BROOKFIELD RENEWABLE ENERGY L.P., by its general partner, BREP HOLDING L.P., by its general partner, BRP BERMUDA GP LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice President

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ William Fyfe
Name: William Fyfe
Title: Senior Vice President

BRP BERMUDA HOLDINGS I LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice President

BROOKFIELD BRP EUROPE HOLDINGS (BERMUDA) LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice President

BROOKFIELD RENEWABLE INVESTMENTS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice President